UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Infinity Augmented Reality, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

 (Title of Class of Securities)

45672T 207

(CUSIP Number)

Ben Kirshenbaum, Adv.
Berkovitz 4, 18th Floor (Museum Tower), Tel-Aviv, Israel
+972 77 564 6039

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45672T 207	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam Fund II LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,648,626[1]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,648,626[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 Represents 28,648,626 shares of Series B Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”), of Infinity Augmented Reality, Inc. (the “Issuer”) convertible to 28,648,626 shares of Common Stock, par value $0.00001 per share (the “Common Stock”), all of which are held directly by Singulariteam Fund II LP pursuant to a Series B Preferred Stock purchase agreement entered into with the Issuer.

2 The percentages reported in this Schedule 13D are based upon 110,390,005 shares of Common Stock outstanding as of July 7, 2015 (according to the Definitive Proxy Statement on Schedule 14A, filed by the Issuer with the Securities and Exchange Commission on July 7, 2015).

CUSIP No. 45672T 207	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam GP II PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 28,648,626[3]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 28,648,626[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,648,626[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.6%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

3 Represents 28,648,626 shares of Series B Preferred Stock convertible into 28,648,626 shares of Common Stock of the Issuer, all of which are held directly by Singulariteam Fund II LP, of which Singulariteam GP II PTE Ltd is the general partner.

CUSIP No. 45672T 207	13D	Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moshe Hogeg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7.	SOLE VOTING POWER 46,248,619[4]
	8.	SHARED VOTING POWER 8,031,719[5]
	9.	SOLE DISPOSITIVE POWER 46,248,619[4]
	10.	SHARED DISPOSITIVE POWER 8,031,719[5]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,280,338[6]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

4 Represents: (i) options to purchase 17,599,993 shares of Common Stock held by Mr. Hogeg, exercisable within 60 days and (ii) 28,648,626 shares of Series B Preferred Stock, par value $0.00001 per share convertible into 28,648,626 shares of Common Stock, all of which are held directly by Singulariteam Fund II LP, pursuant to a Series B Preferred Stock purchase agreement entered into between Singulariteam Fund II LP and the Issuer. All of the above shares are beneficially owned by Mr. Hogeg.

5 Represents: 8,031,719 shares of Series A Preferred Stock of the Issuer which were issued by conversion of Issuer’s 4,000,000 convertible debentures and interest accrued thereon and warrants to purchase up to an additional 4,000,000 shares of Issuer’s Common Stock, all of which are held directly by Singulariteam Fund LP. Such shares are beneficially owned by Mr. Hogeg.

6 See footnotes 4 and 5 above. Does not include options to purchase 2,500,007 shares of Common Stock held by Mr. Hogeg which are not exercisable within 60 days.

CUSIP No. 45672T 207	13D	Page 5 of 7 Pages

This Amendment No. 1 to the Schedule 13D initially filed on May 13, 2015 (the “Original Filing”), is filed by Mr. Moshe Hogeg (“Mr. Hogeg”), Singulariteam Fund II LP and Singulariteam GP II PTE Ltd (collectively, the “Reporting Persons”), and relates to the Common Stock, par value $0.00001 per share of the Issuer, Infinity Augmented Reality, Inc. (“Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Original Filing. Except as provided herein, this Amendment does not modify any of the information previously reported in the Original Filing.

(a) This Schedule 13D is being filed on behalf of Singulariteam Fund II LP, a New Zealand limited partnership (“Singulariteam Fund II”) Singulariteam GP II PTE Ltd., a Singapore limited liability company and the General Partner of Singulariteam Fund II (“Singulariteam GP II”) and Moshe Hogeg (“Mr. Hogeg”; collectively, the “Reporting Persons”). This filing is being made by the Reporting Persons to reflect (i) the purchase by Singulariteam Fund II of 14,324,313 Series B Preferred Shares of the Issuer, par value $0.00001 per share (“Series B Preferred Stock”) which, by their terms are convertible into 14,324,313 shares of Issuer’s Common Stock, as more fully described in Item 3 hereof and (ii) the conversion of convertible notes into 14,324,313 Series B Preferred Shares of the Issuer. These securities are held directly by Singulariteam Fund II. Singulariteam GP II is the general partner of Singulariteam Fund II and may be deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, by virtue of the voting and dispositive power over such shares held by Singulariteam GP II as general partner of Singulariteam Fund II. Mr. Hogeg may be deemed to beneficially own such shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by virtue of the sole voting and dispositive power over the shares granted to him by Singulariteam GP II.

Item 3.  Source or Amount of Funds or Other Consideration.

As described below, the securities to which this Schedule 13D relates were issued pursuant to the following past transactions:

Mr. Hogeg's beneficial ownership of Securities held by Singulariteam Fund LP

Singulariteam Fund LP was issued 8,031,719 shares of Series A Preferred Stock. These shares of Series A Preferred Stock were issued upon the conversion of 4,000,000 convertible debentures of the Issuer and accrued interest thereon and warrants to purchase up to an additional 4,000,000 shares.

Securities held by Singulariteam Fund II

Singulariteam Fund II converted Notes into 14,324,313 newly designated shares of Series B Preferred Stock.

Singulariteam Fund II purchased 14,324,313 for an investment amount of $250,000. The source of the funds for this purchaser were internal working capital.

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired these securities of the Issuer for long-term investment purposes.

As previously reported on Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on February 2, 2015 (the “February 2015 8-K”), Infinity Augmented Reality, Inc. (the “Issuer”) and certain of its stockholders including Singulariteam Fund LP (f/k/a Genesis Angels Fund LP) have entered into that certain Master Agreement. Pursuant to the Master Agreement, holders of the Issuer’s then outstanding debentures and warrants to purchase shares of the Issuer’s common stock, par value $0.00001 per share, agreed to convert such securities into shares of Preferred A Convertible Stock par value $0.00001 per share (the “Series A Preferred Stock”) upon the designation of such series by the Issuer.

The Series A Preferred Stock was authorized in accordance with a Certificate of Designation of preferences, rights and limitations of Series A Convertible Preferred Stock filed with the Nevada Secretary of State, effective as of August 12, 2015. The rights and preferences relating to the Series A Preferred Stock are briefly summarized in the February 2015 8-K. On August 25, 2015, 8,031,719 shares of Series A Preferred Stock were to Singulariteam Fund LP.

In addition, and as previously reported in the Current Report on Form 8-K filed with the SEC on April 8, 2015 (the “April 2015 8-K”), the Issuer entered into a certain definitive agreement (the “Agreement”) relating to the private placement, initially, of $1,250,000 in principal amount of the Issuer’s convertible notes (the “Notes”) that automatically convert into shares of Series B Convertible Preferred Stock, par value $0.00001 per share (the “Series B Preferred Stock”). The Agreement also provides that upon (and subject to) the filing by the Issuer with the Secretary of State of Nevada of an effective certificate of designation establishing the terms of the Series B Preferred Stock, the Investors agreed to invest an additional $3,750,000 to purchase shares of Series B Preferred Stock.

The Series B Preferred Stock was authorized in accordance with a Certificate of Designation of preferences, rights and limitations of Series B Convertible Preferred Stock filed with the Nevada Secretary of State, effective as of August 24, 2015.

The rights and preferences relating to the Series B Preferred Stock are briefly summarized in the April 2015 8-K.

CUSIP No. 45672T 207	13D	Page 6 of 7 Pages

On August 25, 2015, the Notes were converted into and Singulariteam Fund II was issued 14,324,313 shares of Series B Preferred Stock and on September 8, 2015, 14,324,313 shares of Series B Preferred Stock were issued pursuant to the investment of $250,000. Singulariteam Fund II has agreed to invest an additional $500,000 to purchase 28,648,626 shares of Series B Preferred Stock.

Mr. Hogeg beneficially owns such shares. In addition, upon payment of an additional (and subject to) the designation of the Series B Preferred Stock, Singulariteam Fund II undertook to invest an additional $500,000 to purchase 28,648,626 shares of Series B Preferred Stock.

Item 5.  Interest in Securities of the Issuer.

In addition, in March 2015, Mr. Hogeg sold 400,000 shares of Common Stock of the Issuer in the open market. Mr Hogeg does not hold any other shares of Common Stock directly.

(a)-(b):

Number of shares of Common Stock beneficially owned:

\Singulariteam Fund II LP	28,648,626 shares	[8]
Singulariteam GP II PTE Ltd	28,648,626 shares	[9]
Moshe Hogeg	54,280,338 shares	[10]

Percent of class: (The percentage ownership was calculated based on 110,390,005 shares of Common Stock reported by the Issuer to be issued and outstanding as of July 7, 2015, according to the Definitive Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on July 7, 2015).

Singulariteam Fund II LP	20.6%
Singulariteam GP II PTE Ltd	20.6%
Moshe Hogeg	33%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Singulariteam Fund II LP	0 shares
Singulariteam GP II PTE Ltd	0 shares
Moshe Hogeg	46,248,619 shares	[11]

(ii)	Shared power to vote or to direct the vote:

Singulariteam Fund II LP	28,648,626 shares	[8]
Singulariteam GP II PTE Ltd	28,648,626 shares	[9]
Moshe Hogeg	8,031,719 shares	[10]

(iii)	Sole power to dispose or to direct the disposition of:

Singulariteam Fund II LP	0 shares
Singulariteam GP II PTE Ltd	0 shares
Moshe Hogeg	46,248,619 shares	[11]

(iv)	Shared power to dispose or to direct the disposition of:

Singulariteam Fund II LP	28,648,626 shares	[8]
Singulariteam GP II PTE Ltd	28,648,626 shares	[9]
Moshe Hogeg	8,031,719 shares	[10]

8 see footnote 1.

9 see footnote 3.

10 see footnote 6.

11 see footnote 4.

(c) Except as set forth in this Schedule 13D (Amendment No. 1) and with respect to Mr. Hogeg as set forth in the amendment to the Schedule 13D jointly filed by Mr. Hogeg and Singulariteam Fund LP on even date hereof, none of the Reporting Persons has effected any transactions in the Issuer’s securities subsequent to the filing of Amendment No. 1 to the Reporting Persons’ original Schedule 13D.

CUSIP No. 45672T 207	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2015	SINGULARITEAM FUND II LP

	By:	Singulariteam GP II PTE Ltd, its general partner

	By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

SINGULARITEAM GP II PTE LTD

	By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

MOSHE HOGEG

	By:	/s/ Moshe Hogeg
Moshe Hogeg